[redacted]

09046071

RECEIVED

2009 MAY 18 A 3:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Rentokil Initial**

Group Secretariat
Rentokil Initial plc
Portland House
Bressenden Place
London
SW1E 5BH
Telephone +44 (0)20 7592 2710
Fax +44 (0)20 7592 2800

**FILE NO: 82-34878**

1 May 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

**RENTOKIL INITIAL PLC**
**Information furnished Pursuant to Rule 12g3-2(b)**
**Under the Securities Exchange Act of 1934**

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

| Type of Information or Report | Document furnished |
|---|---|
| 1. Annual report to shareholders and financial statements. | 1. 2008 Report and Accounts Posted on 7 April 09 |
| 2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement) | 2. Nothing to report |
| 3. Annual return filed with Registrar of Companies in England and Wales. | 3. Nothing to report |
| 4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly). | 4. Nothing to report |
| 5. Changes affecting the Board of Directors. | 5. Directorate Change |
| 6. Releases to the London Stock Exchange. | 6.1 Holdings in Company x1<br>6.2 Corporate Responsibility Report 2008 |

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-5922710.

Yours faithfully

**Alex Laan**
**Assistant Company Secretary**

Rentokil Initial

**Notice of AGM and Annual report 2008**

RNS Number : 3612Q
Rentokil Initial PLC
08 April 2009



Rentokil Initial plc

2009 Notice of Annual General Meeting and 2008 Annual report

Rentokil Initial plc (the "Company") has today issued to shareholders its 2009 Notice of Annual General Meeting and its 2008 Annual report and financial statements.

The Company's Annual General Meeting will be held at No. 4 Hamilton Place, London, W1J 7BQ on Wednesday 13 May 2009 at 11.00am.

The documents listed below have today been submitted to the UK Listing Authority and will be available for inspection shortly at the UK Listing Authority's document viewing facility, at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS. Tel: +44 20 7066 1000.

In addition, these documents are now available to view on the Company's website at: http://www.rentokil-initial.com/annualreport2008/

- 2008 Annual report and financial statements
- 2009 Notice of Annual General Meeting and ancillary documents

Contact: Alexandra Laan, Assistant Secretary:020 7592 2700

8 April 2009

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Rentokil Initial

**Holding(s) in Company**

RNS Number : 6242Q
Rentokil Initial PLC
15 April 2009



TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

Silchester International Investors Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

Silchester International Investors International Value Equity Trust

Silchester International Investors International Value Equity Taxable Trust

Silchester International Investors International Value Equity Group Trust

Silchester International Investors Tobacco Free International Value Equity Trust

The Calleva Trust

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

Silchester International Investors Limited

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Silchester International Investors Limited ("Silchester") acts as investment manager for the clients detailed in Question 4. above ("Client"). In acting for their Client, Silchester are given full discretion over their investments and are empowered to vote on their behalf. However, they do not act as their Clients' custodian and therefore shares are not held in Silchester's name but in the name of the Client's custodian bank.

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7592 2710

Annex to Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Silchester International Investors Limited

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

Rentokil Initial

**Corporate Responsibility Report 2008**

RNS Number : 7816Q
Rentokil Initial PLC
17 April 2009

Rentokil Initial plc

Corporate Responsibility Report 2008

Rentokil Initial plc has today posted its Corporate Responsibility Report for 2008 onto its website at www.rentokil-initial.com/csr/.



END

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Rentokil Initial

**Corporate Responsibility Report 2008**

RNS Number : 7816Q
Rentokil Initial PLC
17 April 2009

Rentokil Initial plc

Corporate Responsibility Report 2008

Rentokil Initial plc has today posted its Corporate Responsibility Report for 2008 onto its website at www.rentokil-initial.com/csr/.



END

MSCBSGDSGUBGGCR